January 11, 2005


By facsimile to (312) 527-0484 and U.S. Mail


Mr. Gordon S. Donovan
Vice President and Chief Financial Officer
Viskase Companies, Inc.
625 Willowbrook Centre Parkway
Willowbrook, IL 60527

RE:	Viskase Companies, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed December 22, 2004
	File No. 333-120002

Dear Mr. Donovan:

	We reviewed the filing and have the comments below. Unless indicated otherwise, our page references below are to the filing`s courtesy copy.

General

1. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to "GECC" in footnote (3) on page 10.

2. Refer to prior comment 1. As represented previously, include the representations from the Shearman & Sterling no action letter in the letter from Viskase.

Prospectus` Outside Front Cover Page

3. Refer to prior comment 4. As requested previously, remove all information not required to be on the cover page. For example, consider "The terms of the Exchange Offer and the Exchange Notes are summarized below," which is not only not required, but nonsensical, since those terms are not summarized below.

Table of Contents

4. Refer to prior comment 5. As requested previously, move all information except that required by Item 2 of Form S-4 after "Table of Contents" on page i so that it follows the summary and risk factors sections. See Item 502 and 503(c) of Regulation S-K.

Prospectus Summary, page 1

5. Refer to prior comment 8. The information about Viskase`s industry is repeated word for word on page 57. As requested previously, reduce the information in the summary so that it gives a brief and balanced overview of the key aspects of Viskase`s business.
See Item 503(a) of Regulation S-K.

Summary Consolidated Historical and Pro Forma Financial Data, page
9

6. We note your response to prior comments 15 and 16. We remind you that Rule 11-01(a)(8) of Regulation S-X requires that pro forma financial information be provided when events occur for which disclosure of pro forma financial information would be material to investors. It remains unclear to us how you determined that your emergence from Chapter 11 bankruptcy in April 2003 would not be considered to be such an event. Rule 11-02(c)(2) of Regulation S-X would then require pro forma condensed statements of operations for the year ended December 31, 2003 and for the nine months ended September 30, 2004. Provide a pro forma condensed statement of operations for the year ended December 31, 2003 which assumes that you emerged from bankruptcy on January 1, 2003. Also ensure that this pro forma statement of operations and an interim one for the period ended September 30, 2004 reflect the transactions that you discuss in the third paragraph on page 9 and any other material ones.
Ensure that you explain clearly each pro forma adjustment you are giving effect to and show precisely how you computed it for each period presented.

Risk Factors, page 11

7. Refer to prior comment 19. Some risk factors` captions or headings continue to state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the fourteenth, sixteenth, seventeenth, thirty-second, thirty-fourth, and thirty-sixth risk factors. State succinctly the risk that flows from the fact or uncertainty.

8. Refer to prior comment 21. The actual risks you are trying to convey continue not to stand out from the extensive detail that you provide in some risk factors. For example, refer to the tenth and thirty-third risk factors. Revise so that you are stating the risk in at least the second or third sentence. Provide just enough detail to place the risk in context.

9. Refer to prior comment 23. Some risk factors continue to include language like "we cannot assure" and "there is no guarantee." For example, refer to the second and thirty-fifth risk factors. Since the risk is the situation described and not Viskase`s inability to assure or guarantee, revise. Consider revising also the disclosure on page 63.

10. We note your response to prior comment 26. Disclose the significance level of Viskase Europe Limited as of each balance sheet date, including interim ones, after the notes` original issuance.

11. We note your response to prior comment 27. Address these items:

* Tell us the date of the computation that you provided us.

* Provide us this computation as of each balance sheet date, including interim ones, after the notes` original issuance.

* Provide us the book value of Viskase Europe Limited as of each balance sheet date, including interim ones, after the notes` original issuance.

* Tell us more about the assumptions used to arrive at the estimated fair value. Tell us specifically how you determined that it was appropriate to use an EBITDA multiple of 5. Also tell us what actual
EBITDA was for this entity during the year ended December 31, 2003 and for the nine months ended September 30, 2004. If there is a material difference between the annualized EBITDA amount based on the nine months ended September 30, 2004, and the 2004 projected EBITDA amount, provide us an explanation of the difference.

The Exchange Offer, page 26

12. Refer to prior comment 30. As requested previously, revise the last sentence in the carryover paragraph on the top of page 29 to clarify that any outstanding notes not accepted for exchange will be returned to the tendering holder "promptly" after the exchange offer`s expiration or termination. Revise similarly the fourth paragraph on page 31 and the first paragraph under subsection 2 of "Instructions" in exhibit 99.1.

13. Refer to prior comment 37 and the last sentence in the first full paragraph on page 32 that Viskase`s failure at any time to exercise any of the foregoing rights "will not be deemed a waiver of any right." As noted previously, Viskase may not waive implicitly an offer condition by failing to assert it. As revised disclosure in the paragraph indicates, if Viskase decides to waive a condition, Viskase must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Thus, delete the paragraph`s last sentence. Further, we assume that the phrase in the same paragraph "If the Company exercises the right to make any condition" should read "If the Company exercises the right to waive any condition." Revise or advise.

14. Refer to prior comment 56. As requested previously, clarify in the fourth full paragraph on page 103 that this waiver does not affect liabilities of any party under the United States federal securities laws.

15. We considered the response to prior comment 57 and are unable to concur. Thus, we reissue the comment to eliminate unnecessarily defined terms.

Selected Consolidated Historical Financial Data, page 36

16. We note your response to prior comment 38. You reported interest expense of $9.7 million for the nine months ended September 30, 2004.
In the pro forma data provided on page 10, you reported pro forma interest expense for the nine months ended September 30, 2004 of $13.5 million. Since we would not expect fixed expenses aside from interest to be materially impacted by the pro forma adjustments and the significant increase from actual to pro forma interest expense for the nine months ended September 30, 2004, it is unclear to us how the difference is only 2% between actual and pro forma ratio of earnings and fixed charges. Advise. Also, we remind you that Instruction 2(B) to Item 503(d) of Regulation S-K requires you to provide the pro forma ratio for the most recent fiscal year also if certain criteria are met. Given this, show us how you determined that you are not required to present a pro forma ratio of earnings to fixed charges for the year ended December 31, 2003 or provide the requested disclosures in accordance with Item 503(d) of Regulation S-
K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

	Results of Operations, page 39

17. We reissue prior comment 39.  For the nine months ended
September
30, 2004 compared to the nine months ended September 30, 2003, you state that net sales increased $7.9 million. You state also that sales benefited from strong volumes in the small diameter casings market in the U.S. domestic and export markets. Additionally, sales benefited from stronger volumes in the fibrous casings market in the
U.S., which more than offset the pressure selling prices had on your
U.S. sales. We would expect for you to quantify for each of these items the extent to which sales:

* Benefited from strong volumes in the small diameter casings market in the U.S. domestic and export markets.

* Benefited from stronger volumes in the fibrous casings market in the U.S.

* Decreased as a result of the pressure selling prices had on your U.S. sales.

Revise your MD&A.

18. We note your response to prior comment 40. Paragraph 3(b) of APB
26 defines the net carrying amount of debt as the amount due adjusted for unamortized premium, discount, and costs of issuance. Since paragraph 5 of FIN 26 states that the difference between the purchase price and the carrying amount of the lease obligation shall be recorded as an adjustment of the carrying amount of the asset, it remains unclear why you recorded a loss related to the early termination instead of adjusting the asset amount. Explain.

Comparison of Results of Operations for Fiscal Years Ended
December
31, 2001, 2002, and 2003

			2003 Versus 2002, page 44

19. We note your response to prior comments 41 and 42. Your MD&A does not discuss clearly the differences between periods in each line item that results from the bankruptcy to provide readers with a better understanding of the fundamental differences in your cost structure before and after your emergence from bankruptcy. For example, we would expect you to quantify the extent to which cost of sales for the year ended December 31, 2003 decreased due to lower depreciation as a result of fresh-start accounting. If you are unable to provide a clear quantification of the differences that result from the bankruptcy, disclose separately and discuss the separate historical results of the predecessor and successor, and present and discuss pro forma results for the year ended December 31,
2003. You should quantify also the extent to which any other business reasons further contributed to a change in each line item between periods being discussed. Revise similarly your 2002 versus
2001 discussions and your interim period discussions.


	Contractual Obligations Related to Debt, Leases and Related
Risk
Disclosure, page 53

20. We note your response to prior comment 47 and the tables provided. Provide also the tables based on historical contractual obligation amounts at December 31, 2003 and September 30, 2004. Also clarify your disclosure to state what specific adjustments are reflected in your pro forma tables.

Description of Certain Indebtedness, page 75

21. Refer to prior comment 53. As requested previously, describe the financial covenants of the credit facility, including those that apply when Viskase is above the 30% threshold. You may describe them here or in MD&A with a cross reference.

Note 1.  Summary of Significant Accounting Policies

      Revenue Recognition, page F-10

22. We note your response to prior comment 66. We remind you that even if your shipping terms are FOB shipping point or FOB port, revenue recognition may be inappropriate if your agreements have customer acceptance provisions or you have a history of replacing goods lost in transit. Advise. See the interpretive response to question 3 of SAB Topic 13:A.3.b. For those sales that you do not record at the time of shipment, state when you record these sales.

Note 3.  Fresh-Start Reporting, page F-15

23. We note your response to prior comment 69. Tell us where you have disclosed the total post-petition liabilities, allowed claims, and reorganization value for which an example is provided in paragraph B-1 of SOP 90-7.

Note 11.  Retirement Plans, page F-26

24. We note your response to prior comment 73. Provide us copies of the benchmark data used to support your discount rate for each of the three years ended December 31, 2003.

25. We note your response to prior comment 74. Tell us where you have provided the disclosures required by paragraphs 5(d), 5(f), and
9(a) of SFAS 132(R).


Note 15.  Contingencies, page F-36

26. We note your response to prior comment 75. Tell us more about how you determined that no liability needed to be recorded for the sales taxes that you failed to collect and remit. Address specifically what your payment responsibilities are under state law if you fail to perform your duties as an agent in the collection process.

Note 16.  Capital Stock and Paid-In Capital, page F-37

27. We note your response to prior comment 76. Provide us the calculation of fair value for the 330,070 shares of restricted stock granted in April 2003, which should include a discussion of the significant assumptions used to arrive at the fair value amount. Also disclose this information in the footnote.

Note 17.  Earnings Per Share, page F-38

28. We note your response to prior comment 78. Given the vesting provisions of the restricted stock discussed in Note 16, tell us why the restricted stock is included in the weighted average shares outstanding for the determination of basic earnings per share. Refer to paragraph 20 of SFAS 128.

Exhibits 10.1 and 10.16

29. Refer to prior comment 85. Since you did not refile the exhibits in their entirety, we assume that you intend to request an order granting confidential treatment for the omitted portions. Submit the application to the Commission`s Office of the Secretary, and provide us a courtesy copy of the application as soon as possible. In preparing the application, you may wish to refer to our February 28,
1997 staff legal bulletin that is available on the Commission`s website at http://www.sec.gov. We intend to process concurrently the application and the registration statement. Before requesting acceleration of the registration statement`s effectiveness, you must resolve any issue concerning the application and file publicly all portions of the exhibits for which you are not granted confidential treatment.

Exhibit 99.1

30. We reissue comment 10 as you have not revised the fifth paragraph on the page beginning "Ladies and Gentlemen."


Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Viskase and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Viskase requests acceleration of the registration statement`s effectiveness, Viskase should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Viskase from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Viskase may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	We direct your attention to Rules 460 and 461 of Regulation C under the Securities Act on requesting acceleration of a registration statement`s effectiveness. Allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Provide this request at least two business days before the requested effective date.

      You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 942-7769 or Rufus G. Decker III, Accounting Branch Chief, at (202) 942-1774. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 942-1978 or Mark S. Webb, Special Counsel, at
(202)
942-1874.

Very truly yours,





Pamela A. Long

Assistant Director




cc:	Thomas A. Monson, Esq.
	Edward G. Quinlisk, Esq.
	Jenner & Block LLP
	1 IBM Plaza
	Chicago, IL 60611

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Mr. Gordon S. Donovan
January 11, 2005
Page 9








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE